UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

 PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 30, 2024

NAUTICUS ROBOTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40611	87-1699753
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17146 Feathercraft Lane, Suite 450, Webster, TX 77598

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (281) 942-9069

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	KITT	The Nasdaq Stock Market LLC
Warrants	KITTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Second Amendment to Senior Secured Term Loan Agreement and Second Agreement Regarding Incremental Loans

On January 30, 2024, Nauticus Robotics, Inc., a Delaware corporation (the “Company”), entered into a Second Amendment to Senior Secured Term Loan Agreement, dated as of January 30, 2024 (the “Second Amendment”), by and among the Company, the guarantors (as defined in the Second Amendment) and the required lenders (as defined in the Second Amendment), which amended that certain Senior Secured Term Loan Agreement, dated as of September 18, 2023 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “2023 Term Loan Agreement”), by and among the Company, Transocean Finance Limited (“Transocean Finance”), ATW Special Situations I LLC (“ATW I”), Material Impact Fund II, L.P. (“Material Impact”), and RCB Equities #1, LLC (“RCB”), as lenders (collectively, the “Initial Lenders”), and ATW Special Situations II LLC (“ATW II”), as collateral agent (as succeeded by Acquiom Agency Services LLC, the “Collateral Agent”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the 2023 Term Loan Agreement.

In connection with the Second Amendment, the Company also entered into a Second Agreement Regarding Incremental Loans, dated as of January 30, 2024 (the “Second Agreement”), by and among the Company, the guarantors (as defined in the Second Agreement), and ATW II and Material Impact, as incremental lenders. The Second Agreement provides the Company with an incremental loan in the aggregate principal amount of $3,753,144 (the “January 2024 Incremental Loan”). The January 2024 Incremental Loan would be made on the same terms as the Additional Term Loans funded on the Closing Date and be deemed to be Additional Term Loans for all purposes under the 2023 Term Loan Agreement.

New Senior Secured Term Loan Agreement

On January 30, 2024, the Company also entered into a senior secured term loan agreement (the “Term Loan Agreement”) with ATW Special Situations Management LLC (“ATW Management”), as collateral agent (in such capacity, the “Collateral Agent”) and lender, and ATW Special Situations III LLC (“ATW III”), Material Impact, VHG Investments LLC (“VHG Investments”), ATW II LLC and ATW I LLC, as lenders (collectively, the “Lenders”).

The Term Loan Agreement provides the Company with an aggregate $9.55 million of secured term loans (the “Loans”). Any portion of the outstanding principal amount of the Loans is prepayable at the Company’s option pro rata to each Lender upon at least five days’ prior written notice to each Lender. The Term Loan Agreement also provides for up to an additional $6 million of secured term loans within 180 days of signing, $1 million of which has been already been committed by ATW III or an affiliate.

The Loans bear interest at the rate of 15% per annum, payable quarterly in arrears on the first day of each calendar quarter commencing April 1, 2024. The Loans (other than the ATW Extended Maturity Term Loan) will mature on the earliest of: (a) the third anniversary of the date of the Term Loan Agreement, (b) the maturity of the Indebtedness under that certain Senior Secured Term Loan Agreement among the Company, the lenders party thereto and Acquiom Agency Services LLC, as collateral agent, dated September 18, 2023, as amended on December 31, 2023, and as further amended on January 30, 2024 (the “2023 Term Loan Agreement”), and (c) 91 days prior to the maturity of the 5% Original Issue Discount Senior Secured Convertible Debentures, dated as of September 9, 2022 (the “Original Debentures”), issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of December 16, 2021, as amended on January 31, 2022, and as further amended on September 9, 2022, and as further amended on January 30, 2024 (the “SPA”). The ATW Extended Maturity Term Loan will mature on the earlier of the 30th anniversary of the date of the Term Loan Agreement or such earlier date as is required or permitted to be repaid under the Term Loan Agreement.

Subject to the terms and conditions of the Term Loan Agreement, the Company may, upon at least two trading days’ written notice to the Lenders, elect to redeem some or all of the then outstanding principal amount of the Loans. In connection with any such election, which shall be irrevocable, the Company shall pay each Lender, on a pro rata basis, an amount in cash equal to the greater of (x) the sum of (i) 100% of the then outstanding principal amount of the Loans, (ii) accrued but unpaid interest and (iii) all liquidated damages and other amounts due in respect of the Loans (including, without limitation, the Minimum Return Fee (as defined in the Term Loan Agreement)) (the “Optional Redemption Amount”) and (y) the product of (i) the aggregate number of shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), then issuable upon conversion of the applicable Optional Redemption Amount (without regard to any limitations on conversion set forth in the Term Loan Agreement) multiplied by (ii) the greatest closing sale price of the Common Stock on any trading day during the period commencing on the date immediately preceding the date that the applicable notice of redemption is delivered to the Lenders and ending on the trading day immediately prior to the date the Company makes the entire payment required to be made in connection with such redemption.

The Loans are convertible, in whole or in part, at the option of each Lender into shares of Common Stock, until the date that the Loans are no longer outstanding, at a conversion price of $ $0.4582 per share of Common Stock (the “Conversion Price”), subject to certain customary anti-dilution adjustments as described in the Term Loan Agreement. The Company may voluntarily reduce the then current Conversion Price to any amount and for any period of time at the board’s discretion, subject to Nasdaq rules and the written consent of required lender (ATW, or if ATW does not hold any Loans, Lenders holding at least 50.1% of the outstanding principal Loan balance). The conversion of the Loans is subject to the Lender’s beneficial ownership limitation of 4.99% of outstanding shares (except one Lender) and the Nasdaq Rule 5635(d) stockholder approval requirement for the maximum 20% issuance of shares, for the aggregate shares of Common Stock issued with the conversion of the Loans and the conversion of the Exchange Debentures (defined below) in the six months after the Closing Date. At any time after the Stockholder Meeting Deadline (as defined in the Exchange Agreements), if the Company is prohibited from issuing shares of Common Stock due to this cap on the share issuance pursuant to the Nasdaq stockholder approval rule (the “Exchange Cap Shares”), the Company shall pay cash in exchange for the cancellation of such portion of the applicable Exchange Debenture convertible into such Exchange Cap Shares.

The proceeds of the Loans are to be used by the Company solely for general administrative costs and working capital or other payments for the business operations of the Company and its subsidiaries; provided that the proceeds must be used in accordance with the initial budget of the Company produced in form and substance reasonably acceptable to the Collateral Agent. Together with the January 2024 Incremental Loan, the total gross proceeds to the Company were approximately $13.3 million.

The Term Loan Agreement contains customary negative and affirmative covenants, subject to certain exceptions, as well as events of default customary for transactions of this nature, including with respect to (subject in certain cases to cure periods, thresholds and other qualifiers, as applicable), among other things, non-payment of principal, interest and other amounts contemplated by the Obligations, material inaccuracy of representations and warranties, covenant noncompliance, cross-defaults triggered by certain indebtedness, bankruptcy and insolvency, monetary judgments, change of control, failure to comply with certain financial covenants and other fundamental transactions and failure to deliver shares of Common Stock upon conversion of the Loans in accordance with the Term Loan Agreement. Subject to certain applicable cure periods, the occurrence of an event of default will result in the acceleration of the Obligations (as defined in the Term Loan Agreement). Commencing five business days after any event of default, the interest rate on the Obligations shall accrue at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. The Term Loan Agreement also provided for liquidated damages (and not as a penalty) in the event of late delivery of the conversion shares, late or failure to remove restrictive legends from the conversion shares or the delay in or reduction of Lender’s ability to sell the conversion shares due to the Company’s failure to satisfy the current public information requirement under Rule 144.

All Obligations (whether for principal, interest, fees, expenses, indemnification or otherwise) under the Term Loan Agreement and other Transaction Documents (as defined in the Term Loan Agreement) are (i) guaranteed by Nauticus Robotics Holdings, Inc., a Texas corporation and wholly owned subsidiary of the Company (“Holdings”), NautiWorks LLC, a Delaware limited liability company and wholly owned subsidiary of Holdings (“NautiWorks”), Nauticus Robotics Fleet LLC, a Delaware limited liability company and wholly owned subsidiary of Holdings (“Robotics Fleet”), and Nauticus Robotics USA LLC, a Delaware limited liability company and wholly owned subsidiary of Holdings (“Robotics USA”), and will be guaranteed from time to time by all domestic subsidiaries (excluding any Excluded Subsidiary (as defined in the Pledge and Security Agreement (as defined below))) of the Company (such other subsidiaries, together with Holdings, NautiWorks, Robotics Fleet and Robotics USA, the “U.S. Subsidiaries” or “Guarantors”) pursuant to the Subsidiary Guarantee (as defined below) and (ii) secured by a first priority lien on substantially all assets of the Company and the U.S. Subsidiaries (collectively, the “Debtors” or “Pledgors”), each as required by the terms of the Term Loan Agreement and Security Documents (as defined below).

Security Documents

As a condition precedent to the closing of the Loans, the following security documents (the “Security Documents”) were entered into in connection with the Term Loan Agreement:

●	the pledge and security agreement, dated as of January 30, 2024, by and among the Debtors and the Collateral Agent (the “Pledge and Security Agreement”), pursuant to which the Debtors agreed to grant a security interest in substantially all of their respective tangible and intangible assets to the Collateral Agent, on behalf of the Lenders;

●	the intellectual property security agreement, dated as of January 30, 2024, by and among the Pledgors and the Collateral Agent (the “IP Security Agreement”), pursuant to which the Pledgors agreed to grant a security interest in certain patents, trademarks, copyrights and other intellectual property to the Collateral Agent, on behalf of the Lenders;

●	the subsidiary guarantee, dated as of January 30, 2024 (the “Subsidiary Guarantee”), made by the Guarantors in favor of the Lenders and the Collateral Agent, and acknowledged and agreed to by the Company;

●	pari passu intercreditor agreement, dated as of January 30, 2024 (the “2023 Term Loan Intercreditor Agreement”) among the Collateral Agent, Acquiom Agency Services LLC, as collateral agent for the lenders under the 2023 Term Loan Agreement, the Company and the U.S. Subsidiaries, pursuant to which the First Lien Obligations (as defined in the 2023 Term Loan Intercreditor Agreement) are subject to customary intercreditor arrangements; and

●	intercreditor agreement, dated as of January 30, 2024 (“Debenture Intercreditor Agreement”), between the Collateral Agent and ATW Special Situations I LLC, in its capacity as collateral agent for the holders of the Debentures, and acknowledged by the Company and the U.S. Subsidiaries, pursuant to which the First Lien Obligations (as defined in the Debenture Intercreditor Agreement) and the Second Lien Obligations (as defined in the Debenture Intercreditor Agreement) are subject to customary intercreditor arrangements.

Each of the Lenders are considered by the Company to have a material relationship with the Company by virtue of each Lender’s ownership of securities of the Company and involvement in previous financings of the Company and, in the case of Material Impact, service on the Company’s Board of Directors by an affiliate, which relationships are disclosed in further detail in the Company’s filings with the SEC.

Amendment and Exchange Agreements and Original Issue Discount Exchanged Senior Secured Convertible Debentures Due September 9, 2026

On January 30, 2024, the Company and certain of its subsidiaries and ATW I entered into an Amendment and Exchange Agreement (the “Amendment and Exchange Agreement”), pursuant to which ATW I transferred its existing 5% Original Issue Discount Senior Secured Convertible Debenture to the Company in exchange for a new Original Issue Discount Exchanged Senior Secured Convertible Debenture Due September 9, 2026 (the “New Debenture”) in the aggregate principal amount of $29,127,177. The Amendment and Exchange Agreement provides for certain amendments to that certain Securities Purchase Agreement dated as of December 16, 2021, as amended, and contains certain covenants of the Company to, among other items, hold one or more stockholder meetings in respect of the shares of the Company’s common stock underlying the New Debentures and obtain certain voting agreements related thereto. In addition, on January 30, 2024, the Company and certain of its subsidiaries entered into additional Amendment and Exchange Agreements with Material Impact and SLS Family Irrevocable Trust on substantially similar terms, pursuant to which Material Impact and SLS Family Irrevocable Trust transferred their existing 5% Original Issue Discount Senior Secured Convertible Debentures to the Company in exchange for New Debentures in the aggregate principal amount of $5,102,000 and $1,836,720, respectively.

The New Debentures provide for, among other items: (a) an interest rate of 5% per annum, payable quarterly in shares of the Company’s common stock (if the conditions described therein are met) and/or in cash, at the Company’s option; (b) conversion by the holder into shares of the Company’s common stock at any time (subject to limitations on conversion described therein); (c) a conversion price of $0.4582 (subject to adjustment as provided therein) with shares of the Company’s common stock issuable on conversion determined by dividing 120% of the applicable “conversion amount” (as defined in the New Debenture) by the conversion price; (d) prior to the date of sale of the Company’s common stock (or equivalents) in one or in a series of transactions resulting in net cash proceeds to the Company of at least $30 million, an alternate conversion price at the lower of (1) $0.4582 (subject to adjustment as provided therein) and (2) the greater of a floor price of $0.0878 (subject to adjustment as provided therein) and 98% of the lowest VWAP of the Company’s shares of commons stock during the applicable 10-trading day period (subject to payment in cash if the applicable VWAP calculation is less than the floor price), and an interest conversion rate of 90% of such alternate conversion price; and (d) an option by the holder to extend the maturity date by an additional year.

Generally, upon an event of default the outstanding principal, interest, liquidated damages, and other amounts become immediately due and payable in cash (and interest then accrues at 18% per annum). The obligations of the Company under the New Debentures are generally secured by all assets of the Company and its subsidiaries, and are generally guaranteed by the Company’s subsidiaries. The New Debentures include, among other items, representations, warranties, affirmative and negative covenants, certain adjustments (including in respect of stock dividends, stock splits, and subsequent equity sales and rights offerings, pro rata distributions, and fundamental transactions), certain limitations on share issuances (including prior to stockholder approval), optional redemption, liquidated damages, events of default, and remedies, in each case, as further described therein.

Nauticus Second Lien Restructuring Agreements

On January 31, 2024, the Company and certain of its subsidiaries and certain investors (the “Investors”), as holders of warrants issued pursuant to that certain Securities Purchase Agreement dated as of December 16, 2021, as amended, entered into Nauticus Second Lien Restructuring Agreements (the “Second Lien Restructuring Agreements”). Among other things, the Second Lien Restructuring Agreements provided for (a) a voluntary adjustment of the warrants exercise price to $0.0001 for the remaining term of the warrants as permitted under the warrants, and (b) the Investors’ waiver of certain provisions of the warrants, in part, such that the aggregate shares of the Company’s common stock issuable upon exercise of the warrants (after giving effect to the exercise price adjustment above) would be 351,724 shares less in the aggregate than the underlying shares that would have otherwise been triggered by the transactions contemplated by that certain Securities Purchase Agreement dated as of December 31, 2023 (as previously disclosed in the Company’s Current Report on Form 8-K filed on January 5, 2024).

The foregoing descriptions of each of the transaction documents described in this Item 1.01 do not purport to be complete and are qualified in their entirety by reference to the complete text thereof, copies of which are filed as Exhibits to this Current Report and are incorporated herein by reference.

Item 1.02. Termination of a Material Definitive Agreement.

The information set forth under Item 1.01 of this Current Report is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report is incorporated herein by reference.

Item 3.02. Unregistered Sale of Equity Securities.

The information set forth under Item 1.01 of this Current Report is incorporated herein by reference. The transactions described herein were undertaken in reliance upon the exemptions from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D.

Item 7.01. Regulation FD Disclosure.

On February 5, 2024, the Company issued a press release announcing, among other matters, the entry into the transactions described herein. The press release is attached hereto and furnished as Exhibit 99.1 to this Current Report.

The information provided in this Item 7.01, including the accompanying Exhibit 99.1, shall be deemed “furnished” and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of such section, nor shall it be incorporated by reference in any filing made by the Company pursuant to the Securities Act of 1933, as amended, or the Exchange Act, regardless of the general incorporation language of such filing, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
10.1*	Senior Secured Term Loan Agreement, dated as of January 30, 2024, by and among Nauticus Robotics, Inc., ATW Special Situations Management LLC, as collateral agent and lender, and the lenders party thereto
10.2*	Pledge and Security Agreement, dated as of January 30, 2024, by and among Nauticus Robotics, Inc., Nauticus Robotics Holdings, Inc., NautiWorks LLC, Nauticus Robotics Fleet LLC, Nauticus Robotics USA LLC, and ATW Special Situations Management LLC, as collateral agent
10.3*	Intellectual Property Security Agreement, dated as of January 30, 2024, by and among Nauticus Robotics, Inc., Nauticus Robotics Holdings, Inc., NautiWorks LLC, Nauticus Robotics Fleet LLC, Nauticus Robotics USA LLC, and ATW Special Situations Management LLC, as collateral agent
10.4	Subsidiary Guarantee, dated as of January 30, 2024, by Nauticus Robotics Holdings, Inc., NautiWorks LLC, Nauticus Robotics Fleet LLC, and Nauticus Robotics USA LLC, and acknowledged and agreed to by Nauticus Robotics, Inc.
10.5	Pari Passu Intercreditor Agreement, dated as of January 30, 2024, by and among ATW Special Situations Management LLC, as collateral agent for the lenders under the Term Loan Agreement, Acquiom Agency Services LLC, as collateral agent for the lenders under the 2023 Term Loan Agreement, and Nauticus Robotics, Inc., and Nauticus Robotics Holdings, Inc., as grantors
10.6	Intercreditor Agreement, dated as of January 30, 2024, by and between ATW Special Situations Management LLC, as 2024 first lien collateral agent, ATW Special situations I LLC, as second lien collateral agent, and acknowledged by Nauticus Robotics, Inc., Nauticus Robotics Holdings, Inc., NautiWorks LLC, Nauticus Robotics Fleet LLC, Nauticus Robotics USA LLC
10.7	Second Amendment to Senior Secured Term Loan Agreement, dated as of January 30, 2024, by and among Nauticus Robotics, Inc., Nauticus Robotics Holdings, Inc., NautiWorks LLC, Nauticus Robotics Fleet LLC, Nauticus Robotics USA LLC, ATW Special Situations II LLC, ATW Special Situations I LLC, and Material Impact Fund II, L.P.
10.8*	Second Agreement Regarding Incremental Loans, dated as of January 30, 2024, by and among Nauticus Robotics, Inc., Nauticus Robotics Holdings, Inc., NautiWorks LLC, Nauticus Robotics Fleet LLC, Nauticus Robotics USA LLC, ATW Special Situations II LLC, and Material Impact Fund II, L.P.
10.9	Form of Amendment and Exchange Agreement
10.10	Form of Original Issue Discount Exchanged Senior Secured Convertible Debenture Due September 9, 2026
10.11	Nauticus Second Lien Restructuring Agreement, entered into as of January 31, 2024, by and among Nauticus Robotics, Inc., Nauticus Robotics Holdings, Inc., NautiWorks LLC, Nauticus Robotics Fleet LLC, Nauticus Robotics USA LLC, and SLS Family Irrevocable Trust
10.12	Nauticus Second Lien Restructuring Agreement, entered into as of January 31, 2024, by and among Nauticus Robotics, Inc., Nauticus Robotics Holdings, Inc., NautiWorks LLC, Nauticus Robotics Fleet LLC, Nauticus Robotics USA LLC, and Material Impact Fund II, L.P.
99.1	Press release, dated February 5, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain of the exhibits, schedules and/or annexes to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Company agrees to furnish a copy of any such omitted exhibit, schedule or annex to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 5, 2024	Nauticus Robotics, Inc.

	By:	/s/ Nicholas J. Bigney
		Name:	Nicholas J. Bigney
		Title:	General Counsel